                                                                   Exhibit 4(b)

  Highest Anniversary Value II
  Death Benefit Rider                                                  LOGO

  Minnesota Life Insurance Company - A Securian Company     Fax 651-665-7942
  Annuity Services . A3-9999                                1-800-362-3141
  400 Robert Street North . St. Paul, Minnesota 55101-2098  www.securian.com
  ---------------------------------------------------------------------------

This rider is attached to and made part of this contract as of the Rider Effective Date. Terms not defined in this rider have the meaning given to them in the contract to which this rider is attached. To the extent any of the provisions contained in this rider are contrary to or inconsistent with those of the contract, the provisions of this rider will control.

THIS RIDER GUARANTEES A MINIMUM VALUE AVAILABLE AT DEATH. IT DOES NOT GUARANTEE INVESTMENT GAINS OR PROVIDE A MINIMUM CONTRACT VALUE THAT CAN BE ACCESSED THROUGH WITHDRAWAL OR SURRENDER PRIOR TO DEATH.

THIS BENEFIT WILL TERMINATE UPON ASSIGNMENT OF THE CONTRACT OR A CHANGE IN OWNER UNLESS THE NEW ASSIGNEE OR OWNER MEETS THE QUALIFICATIONS SPECIFIED IN THE TERMINATION PROVISION.

Your contract is amended as follows:

Rider Specifications

 Rider Effective Date:                                      [October 1, 2012]

 Annual Rider Charge:                                                 [0.30%]

 Maximum Additional Purchase Payments:                              [$25,000]

 Last Highest Anniversary Date:         Contract Anniversary on or following
                                        the [80/th/] birthday of the oldest
                                        Owner (or the oldest Annuitant in the
                                        case of an Owner who is not a natural
                                        person)

Guaranteed Interest Options

A type of investment option that provides an interest rate guaranteed for a specified period of time. These options include the DCA Fixed Account, Fixed Account, General Account, and Guaranteed Term Account, as applicable, and as defined in your contract. Your contract may include one or more of these options.

Pro-rata Basis

Values adjusted on a Pro-rata Basis means that the value being adjusted will be reduced by an amount equal to (a) multiplied by (b) divided by (c) where:

    (a)is the value that is being adjusted immediately prior to the withdrawal,

    (b)is the total amount withdrawn, including any applicable charges, and

    (c)is the Contract Value immediately prior to the withdrawal.

Reports to Owners

In addition to the information stated in the Reports to Owners provision in the contract, the annual report will also provide the death benefit value as of the date of the report.

Additional Purchase Payment Limitations

Purchase Payments after the first Contract Year are limited to the Maximum Additional Purchase Payments shown in Rider Specifications.

Death Benefit Amount Prior to the Annuity Commencement Date

The section of the contract titled "Death Benefit Amount Prior to the Annuity Commencement Date" is deleted and replaced with the following:

              ICC12-70234                       Minnesota Life 1

The death benefit will be the greater of:

    (a)the Contract Value; or

    (b)the sum of Purchase Payments adjusted on a Pro-rata Basis for any amounts previously withdrawn; or

    (c)the Highest Anniversary Value prior to the date of death increased by any Purchase Payments and reduced on a Pro-rata Basis for amounts withdrawn since the previous Highest Anniversary Value was determined.

The initial Highest Anniversary Value is equal to the Purchase Payments received on the Rider Effective Date. Thereafter, the Highest Anniversary Value will be determined on every Contract Anniversary prior to and including the Last Highest Anniversary Date as described in Rider Specifications. The Highest Anniversary Value is equal to the greater of:

    .  the Contract Value; or

    . the previous Highest Anniversary Value increased by any Purchase Payments and reduced on a Pro-rata Basis for amounts withdrawn since the previous Highest Anniversary Value was determined.

There will be no further Highest Anniversary Values determined after the Last Highest Anniversary Date. However, where Joint Owners exist, if the surviving Owner continues the contract after the death of the first Owner, determination of new Highest Anniversary Values may resume on the next Contract Anniversary until the Last Highest Anniversary Date based on the age of the surviving Owner.

The value of the death benefit will be determined as of the Valuation Date coincident with or next following the day we receive due proof of death at our home office. Any amounts due in excess of the Contract Value will be paid as a death benefit adjustment and directed into the Guaranteed Interest Options and Sub-Accounts of the Variable Account based on the same proportion that each bears to the Contract Value on the date the benefit is calculated in fulfillment of the death benefit provisions of the contract.

If there are values remaining in a DCA Fixed Account option as of the date we are notified of a death, all remaining amounts in the DCA Fixed Account on the date we are notified will be transferred in a lump sum to the Money Market Sub-Account.

From the date the death benefit adjustment is determined until complete distribution is made, any amount in the Variable Account will remain allocated to the Sub-Accounts and the value will fluctuate with the performance of the Sub-Accounts. This risk is borne by the Beneficiary.

We reserve the right to limit the death benefit to the Contract Value in lieu of any other death benefit value payable under the contract or this rider if we receive proof of death more than one year after the date of death.

Rider Charge

The Annual Rider Charge is applied to the death benefit as calculated on the date of the charge. Beginning three months after the Rider Effective Date, and every three months thereafter, an amount equal to one quarter of the Annual Rider Charge will be multiplied by the death benefit as calculated on that date and will be deducted on a proportional basis from Contract Values allocated to the Variable Account.

Rider Termination

The rider will automatically terminate at the earliest of:

    (a)the payment of all death benefits available under the contract or this rider; or

    (b)termination or surrender of the contract; or

    (c)the Annuity Commencement Date where all remaining amount available has been applied to provide Annuity Payments; or

    (d)the Contract Value equals zero; or

    (e)the date of an ownership change or assignment under the contract unless:

       . the new Owner assumes full ownership of the contract and is essentially the same person (this includes but is not limited to the change from individual ownership to a revocable trust for the benefit of such individual Owner or the change from joint ownership to ownership by the surviving spouse when one of them dies); or

       . the assignment is for the purposes of effectuating a 1035 exchange of the contract.

              ICC12-70234                       Minnesota Life 2

Upon termination of this rider, the benefits and charges within this rider will terminate. A proportionate amount of the rider charge will be deducted upon termination of this rider or surrender of the contract.

The rider cannot be terminated prior to the earliest of the above dates.

 /s/ Dennis E. Prohofsky                                /s/ Robert L. Senkler
 Secretary                                              President

              ICC12-70234                       Minnesota Life 3